UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 28, 2006

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2006

Re: Exxon Mobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated February 22, 2006 concerning the shareholder proposal submitted by the Sisters of St. Joseph of LaGrange; the Sisters of the Holy Spirit and Mary Immaculate; and Michael R. Lazarus for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that ExxonMobil therefore withdraws its January 20, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

06026808

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Joellen Sbrissa, CSJ
Chairperson, Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 W. Ogden Ave.
LaGrange Park, IL 60526-1721

Sister Gabriella Lohan
General Treasurer
Office of the Treasurer
Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203-2399



34088

cc: Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

**James Earl Parsons**
Counsel

ExxonMobil

January 20, 2006



VIA NETWORK COURIER
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of shareholder proposal requesting report on Kyoto compliance

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Sisters of St. Joseph of La Grange, together with co-filers, and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as Counsel for ExxonMobil.

Proposal has been substantially implemented.

The proposal is a repeat of a shareholder proposal submitted to ExxonMobil last year. ExxonMobil submitted a no-action letter request in connection with last year's proposal, primarily arguing that the proposal had been substantially implemented through ExxonMobil's 2004 Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy (the "2004 Report"), as well as information provided in our Corporate Citizenship Report and in publicly available responses to the Carbon Disclosure Project. The staff was unable to concur with that request. Exxon Mobil Corporation (available March 23, 2005).

ExxonMobil places great importance on keeping investors well informed regarding our business and on addressing areas of particular shareholder interest. In that regard, we are currently in the process of finalizing a new report (the "2006 Report") that will provide comprehensive current information on a number of related issues, including our long-term energy outlook; our approach to greenhouse gas reduction; our research and technology efforts; and how we are protecting shareholder interests in a changing business, regulatory, and public opinion environment.

In light of questions we receive from time to time from other investors regarding our Kyoto compliance efforts and the resubmission of this proposal, the 2006 Report will include a special new section discussing our process for managing compliance with Kyoto-related regulations, including the EU emissions trading programs; the current status of those compliance efforts; and the outlook for future regulation and compliance.[1] The 2006 Report will also include current information with respect to our efforts to reduce greenhouse gas emissions through improved efficiency in our own operations and improved efficiency in the use of our products.

We believe this new material, in addition to the material we have already made available, will substantially implement the proposal and the proposal may therefore be excluded from the proxy material for ExxonMobil's 2006 annual meeting under Rule 14a-8(i)(10).

The 2006 Report is expected to be available shortly. In order to meet the deadline for filing no-action letter requests under Rule 14a-8(j)(1), it is necessary for us to submit this letter prior to finalization of the 2006 Report. However, as we did in connection with the 2004 annual meeting when we faced similar timing constraints, we will provide copies of the new 2006 Report to the SEC staff and the proponent by overnight delivery service as soon as possible after final approval.[2] Once finalized, the 2006 Report will be posted on ExxonMobil's website at www.exxonmobil.com. We will also provide printed copies on request to any shareholder or other interested person free of charge.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please contact Lisa K. Bork at 972-444-1473. A copy of this letter and enclosures is being sent to the proponent and co-filers. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid

[1] A key issue raised by the proponents was in fact already addressed orally by our Chairman at the 2005 annual meeting. In response to a question from the floor, the Chairman noted that the company expected to be able to comply with existing EU regulations based on internal efforts, without any need to acquire emission allowances. More information on this subject will be provided in the 2006 Report.

[2] A similar process was followed in connection with ExxonMobil's 2004 annual meeting, for which the 14a-8(j)(1) deadline also preceded finalization of the original 2004 Report. The 2004 Report was finalized and provided to the staff and the proponent approximately two weeks after the initial no-action letter request. The staff concurred that two shareholder proposals submitted that year could be omitted under Rule 14a-8(i)(10) in reliance on the 2004 Report. See Exxon Mobil Corporation (available March 18, 2004) (allowing exclusion of proposal to report on company's response to rising pressures to reduce greenhouse gas emissions) and Exxon Mobil Corporation (available March 18, 2004) (allowing exclusion of proposal to report on renewable energy plans). We appreciate that the staff was able to accommodate our timing constraints in 2004 and respectfully request similar accommodation this year as we strive to respond to this year's shareholder proposals in as timely a manner as practicable.

envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and enclosures.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Ms. Joellen Sbrissa, CSJ
Chairperson
Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 West Ogden Avenue
LaGrange Park, IL 60526-1721
fax: 708-354-9573

Co-Proponents:

Ms. Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809
fax: 617-482-6179

Sister Gabriella Lohan
General Treasurer
Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203-2399
fax: 210-533-3434

EXHIBIT 1

Sisters of St. Joseph of LaGrange

1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.9573

December 13, 2005

Mr. Lee R. Raymond, Chief Executive Officer
ExxonMobil Corporatieon
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Sisters of St. Joseph of La Grange are owners of 800 shares of common stock in ExxonMobil. We are concerned about the environment and also about the social responsibilities of the companies in which we invest. We are certain that it is possible for corporations to be both concerned about the social implications of their policies and also to make a fair profit for investors.

We are concerned that greenhouse gas emissions from passenger vehicles are a continuing significant source of pollution contributing to global climate change. Nations implementing the Kyoto Protocol are committed to significant reductions. ExxonMobil is poorly positioned to meet increasing mandates to reduce greenhouse gas emissions in a cost-effective way.

Through the letter we are now notifying the company of our sponsorship of the enclosed resolution and present it for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We will present the resolution to the investors at the annual meeting.

Proof of ownership of shares of common stock in our company for at least the last twelve months is attached. It is our intent to maintain ownership of these shares through the date of the annual meeting.

It is our tradition, as religious investors, to seek dialogue with companies to discuss the issues involved in the resolutions. We hope that a dialogue of this sort is of interest to you as well.

Sincerely,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee

Enc. Resolution
Verification of stock Ownership

cc: Interfaith Center on Corporate Responsibility

SHAREHOLDER PROPOSAL

DEC 14 2005

NO. OF SHARES 800
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

# EXXONMOBIL
## Report on Kyoto Compliance

WHEREAS, international energy companies face unprecedented pressure to reduce greenhouse gas (GHG) emissions. Nations implementing the Kyoto Protocol are committed to significant reductions.

*The Guardian* (10/07/04) reported: "Exxon... saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in $CO_2$ emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol." However, presently ExxonMobil is significantly exposed to climate regulations. In 2003 at least 37% of our Company's revenue came from just five nations (Canada, Japan, UK, Germany, Italy) that have signed the Kyoto Protocol.

ExxonMobil's commitment toward "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems overly dependent on the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

This same resolution received an unprecedented +28% of the vote of shareholders at the 2005 annual meeting.

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

Supporting Statement

The proponents hope the report will include:
+ Projections of costs;
+ Timelines for meeting mandatory reduction targets.
+ An evaluation of whether earlier action to reduce emissions, as undertaken by key ExxonMobil competitors, would have reduced these costs.
+ A study of the feasibility of reducing emissions in the US, which does not have restrictions on GHG emissions at the federal level but might implement them in the future.

**2006ExxonMobilKyotoComplianceFinal12.12.05** **497 words, excluding titles**



WITHOUT PAR VALUE
CUSIP 30231G 10 2
SEE REVERSE FOR CERTAIN DEFINITIONS

# ExxonMobil

## COMMON STOCK

THIS CERTIFICATE IS TRANSFERABLE IN CANTON, MA, JERSEY CITY, NJ AND NEW YORK CITY, NY

EXXON MOBIL CORPORATION INCORPORATED UNDER THE LAWS OF NEW JERSEY

SIST W 244394 3300 10 00777-8728 264962S

THIS CERTIFIES THAT

SISTERS OF ST JOSEPH OF LA *400**********
GRANGE **400*********
1515 W OGDEN AVE ***400*******
LA GRANGE PARK IL 60526 1721 ***400*******
*****400*****

IS THE OWNER OF

*FOUR HUNDRED*

shares of the fully paid and non-assessable Common Stock of Exxon Mobil Corporation transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of the duly authorized officers.

DATED: JUL 18 2001

COUNTERSIGNED AND REGISTERED
EQUISERVE TRUST COMPANY, N.A.
TRANSFER AGENT AND REGISTRAR
BY:

AUTHORIZED SIGNATURE

CHAIRMAN OF THE BOARD

TREASURER

W244394
NUMBER

SHARES

AMERICAN BANK NOTE COMPANY

©1999 EXXON MOBIL CORPORATION

NUMBER U0185263

16311-14720

# EXXON CORPORATION

INCORPORATED UNDER THE LAWS OF NEW JERSEY



• CUSIP 3[

SEE REVERSE FOR [

This certifies that SISTERS OF ST JOSEPH OF LA GRANGE
1515 W OGDEN AVE
LA GRANGE PARK IL 60525

**100** **100** **100** **100** **100**

is the owner of **ONE HUNDRED**

shares of the fully paid and non-assessable Capital Stock of Exxon Corporation transferable on the books of the Corporation in person, or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of the duly authorized officers.

DATED: AUG

CHAIRMAN OF THE BOARD

TREASURER

COUNTERSIGNED
MORGAN SHAREH[

TRANSFER AGENT
BY

AUTH

SECURITY-COLUMBIAN UNITED STATES BANKNOTE CORPORATION

V381344

NUMBER

# EXXON CORPORATION

INCORPORATED UNDER THE LAWS OF NEW JERSEY



*This certifies that* SIST V 381344 3300 10 00777-8728 171313S
SISTERS OF ST JOSEPH OF LA
GRANGE
1515 W ODGEN AVE
LA GRANGE PARK IL 60526 1721

*200*********
**200********
***200*******
****200******
*****200*****

*is the owner of* *TWO HUNDRED*

*shares of the fully paid and non-assessable Common Stock of Exxon Corporation, transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this certificate properly endorsed. This certificate is not valid until countersigned and registered by the Transfer Agent and Registrar. Witness the signatures of its duly authorized officers.*

DATED: APR 11 19[illegible]

Lee R Raymond
CHAIRMAN OF THE BOARD

Edgar A. Robinson
TREASURER

*200*
SHA

COMM

CUSIP 3

SEE REVERSE FO

THIS CERTIFIC
IN NEW YO
BOSTON, I

COUNTERSI
THE FIRS
TRANSFER
BY

CERTIFICATE FOR NOT MORE THAN 10,000 SHARES

M 91655

NUMBER

WITHOUT PAR VALUE

# EXXON CORPORATION

INCORPORATED UNDER THE LAWS OF NEW JERSEY



CERTIFICATE FOR NOT M[ORE] THAN 10,00[0]

TRANSFERABLE IN N[EW YORK]
CHICAGO, HOUSTON

CUSIP 3

SEE REVERSE FOR

16811-14720 9730-265517452

This certifies that SISTERS OF ST JOSEPH OF LA GRANGE

*100*****
**100****
***100***
****100**
*****100*

*ONE HUNDRED*

is the owner of

shares of the fully paid and nonassessable Capital Stock of Exxon Corporation, transferable on the books of the Corporation in person or by duly authorized attorney upon the surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

Witness the signatures of the duly authorized officers.

DATED: MAR

C C Garvin Jr.
CHAIRMAN OF THE BOARD

A C Hamilton
TREASURER

COUNTERS[IGNED]
M

TRANSF[ER AGENT]
BY

AMERICAN BANK NOTE COMPANY.

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

**Henry H. Hubble**
Vice President, Investor Relations
and Secretary

**ExxonMobil**

December 16, 2005

**VIA UPS - OVERNIGHT DELIVERY**

Ms. Joellen Sbrissa, CSJ
Chairperson
Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 West Ogden Avenue
LaGrange Park, IL 60526-1721

Dear Ms. Sbrissa:

This will acknowledge receipt of the proposal concerning a Kyoto compliance report, which you have submitted on behalf of the Sisters of St. Joseph of LaGrange in connection with ExxonMobil's 2006 annual meeting of shareholders. Since you are a registered shareholder, ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers for this proposal and in light of the recent SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal with you and will contact you in the near future.

Sincerely,

Henry A. Fernandez

Enclosure

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Ms. Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809

Dear Ms. Alpern:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Michael R. Lazarus the proposal previously submitted by Joellen Sbrissa concerning a Kyoto compliance report in connection with ExxonMobil's 2006 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Ms. Joellen Sbrissa

Enclosures

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a Kyoto compliance report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Joellen Sbrissa as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________

Michael R. Lazarus

Trillium ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684
20 Years of Investing for a Better World

RECEIVED
DEC 13 2005
H. H. HUBBLE

December 13, 2005

Mr. Henry H. Hubble
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Via fax (972-444-1199) and regular mail

Dear Mr. Hubble:

On behalf of our client Michael R. Lazarus, we are submitting the enclosed proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Mr. Lazarus is the beneficial owner of more than $2,000 of Exxon Mobil common stock. We will forward shortly a letter from Mr. Lazarus authorizing this filing and attesting to his intention to hold at least the requisite number of shares for proxy resolutions through the date of the 2006 stockholders' meeting. Verification of ownership will also be forwarded separately. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We are filing in cooperation with the Sisters of St. Joseph of LaGrange, Illinois. The lead contact for this proposal is Sr. Joellen Sbrissa, SSJ (jsbrissa@juno.com): We would like to be copied on all correspondence.

Thank you for your attention.

Sincerely,

Shelley Alpern
Vice President
Director of Social Research & Advocacy

SHAREHOLDER PROPOSAL
DEC 13 2005
NO. OF SHARES __________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

**Report on Kyoto Compliance**

WHEREAS, international energy companies face unprecedented pressure to reduce greenhouse gas (GHG) emissions. Nations implementing the Kyoto Protocol are committed to significant reductions.

*The Guardian* (10/07/04) reported: "Exxon… saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in $CO_2$ emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol." However, presently ExxonMobil is significantly exposed to climate regulations. In 2003 at least 37% of our Company's revenue came from just five nations (Canada, Japan, UK, Germany, Italy) that have signed the Kyoto Protocol.

ExxonMobil's commitment toward "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems overly dependent on the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

This same resolution received an unprecedented +28% of the vote of shareholders at the 2005 annual meeting.

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

Supporting Statement

The proponents hope the report will include:

+ Projections of costs;

+ Timelines for meeting mandatory reduction targets.

+ An evaluation of whether earlier action to reduce emissions, as undertaken by key ExxonMobil competitors, would have reduced these costs.

+ A study of the feasibility of reducing emissions in the US, which does not have restrictions on GHG emissions at the federal level but might implement them in the future.

RECEIVED
DEC 14 2005
H. H. HUBBLE

Director of Social Research & Advocacy
Trillium Asset Management Corp.
711 Atlantic Avenue
Boston, MA 02111

Fax: (617) 482-6179

Dear Ms. Alpem:

I hereby authorize Trillium Asset Management Corporation to file a shareholder resolution on my behalf at Exxon Mobil Corporation.

I am the beneficial owner of 500 shares of Exxon Mobil common stock that I have held for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2006.

I specifically give Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Michael R. Lazarus
c/o Trillium Asset Management Corporation
711 Atlantic Avenue, Boston, MA 02111

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

RECEIVED
DEC 16 2005
H. H. HUBBLE

December 14, 2005

TO WHOM IT MAY CONCERN:

Re: Michael Lazarus/Account # 30503524

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 500 shares of common stock in Exxon Mobil. These shares have been held continuously for at least one year prior to December 14, 2005.

The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co., Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Robert B. Shields

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a Kyoto compliance report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Joellen Shrissa as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Michael R. Lazarus

Office Of The Treasurer

Sisters of the Holy Spirit
and Mary Immaculate

RECEIVED
DEC 14 2005
H. H. HUBBLE

December 13, 2005

Mr. Lee R. Raymond
Chairman and Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

RE: Agenda Item for 2006 Annual Shareholder Meeting

Dear Mr. Raymond:

I am authorized to co-file the enclosed resolution on ExxonMobil and Kyoto Compliance for inclusion in the proxy statement for the 2006 annual meeting of ExxonMobil shareholders. I do this according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

The Sisters of the Holy Spirit and Mary Immaculate are co-filing with the Sisters of St. Joseph of LaGrange. A representative of the primary filer, the Sisters of St. Joseph of LaGrange will represent the resolution at the annual meeting. The contact person is Sr. Joellen Sbrissa, SSJ.

Under separate cover, we will supply certification from our Custodian, of our ownership of 4,000 shares in excess of $2,000 and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. The Sisters of the Holy Spirit and Mary Immaculate intend to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2006 Meeting.

We hope that in the time between your reception of the enclosed resolution and the printing of the proxy, Exxon Mobil might find constructive dialogue that would lead us to withdraw the resolution.

Sincerely yours,

Sister Gabriella Lohan

Sister Gabriella Lohan
General Treasurer

SGL: mjh

SHAREHOLDER PROPOSAL
DEC 14 2005
NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Holy Spirit Convent
301 Yucca Street • San Antonio, Texas 78203-2399 • 210-533-5149 • Fax 210-533-3434 • e-mail: gabriella@shsp.org

# RESOLUTION

WHEREAS, international energy companies face unprecedented pressure to reduce greenhouse gas (GHG) emissions. Nations implementing the Kyoto Protocol are committed to significant reductions.

*The Guardian* (10/07/04) reported: "Exxon... saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxon spokesman admitted that the company had no targets for reductions in $CO_2$ emissions although he insisted that it was working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm's oil and gas production being only slightly larger."

At the World Energy Congress (09/07/04), ExxonMobil's Science Strategy and Programs Manager, Brian Flannery, said the company depends on new technology to address the issue, "not emissions abatement goals" (Asia Pulse Pte Limited, 09/07/04).

Flannery also noted the bulk of new energy demand "would come from developing countries which were outside the Kyoto Protocol." However, presently ExxonMobil is significantly exposed to climate regulations. In 2003 at least 37% of our Company's revenue came from just five nations (Canada, Japan, UK, Germany, Italy) that have signed the Kyoto Protocol.

ExxonMobil's commitment toward "technological solutions for energy supply and use with much lower greenhouse gas emissions" seems overly dependent on the $10 million a year it's given Stanford University's Global Climate and Energy Project.

Competitors (ie, Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor) have taken early actions to reduce their exposure to climate related risks, including assuming costs for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP's emissions reduction activities have generated savings with an NPV of $650 million.

ExxonMobil's own data show its total spending on research and development from 1997 – 2003 decreased between 2002-2003; meanwhile two of its three main competitors' expenditures increased (*WSJ* 07/17/04).

Such conflicting data and statements create confusion about whether and how the company is prepared to cost-effectively meet GHG reduction requirements, exposing it to unnecessary risks. Pressure from pension funds to examine climate change risks raises the possibility that industry segments like our own "could be viewed as inherently risky because of their exposure to climate-change regulations" (*WSJ* 10/27/04).

This same resolution received an unprecedented +28% of the vote of shareholders at the 2005 annual meeting.

RESOLVED: shareholders request the Board undertake a comprehensive review and publish within six months of the annual meeting a report on how ExxonMobil will meet the greenhouse gas reduction targets of those countries in which it operates which have adopted the Kyoto Protocol.

**Deleted:** as investors we believe ExxonMobil's management is sending confusing messages about its efforts at greenhouse gas reductions;

**Deleted:** *The Guardian* (10/07/04) reported: "Exxon, which sells petrol under the Esso banner, saw its greenhouse gas emissions jump 2% last year to 135.6m tones" and that "an Exxo spokesman admitted that the company had no targets for reductions in CO2 emissions although he insisted that it wa working hard on 'energy efficiency' gains." It said ExxonMobil's "emissions are more than 50% higher than those of rival Britain's BP despite the US firm'[s oil and gas production being only slightl larger." It also noted the Company's "increased flaring of gas in Nigeria."¶

**Deleted:** the way its technology is being directed to reduce CO2 emissions

**Deleted:** . Inability to show this may open

**Deleted:** who

**Deleted:** s

## Supporting Statement

The proponents hope the report will include:

+ Projections of costs;

– Timelines for meeting mandatory reduction targets.

– An evaluation of whether earlier action to reduce emissions. as undertaken by key ExxonMobil competitors, would have reduced these costs.

+ A study of the feasibility of reducing emissions in the US. which does not have restrictions on GHG emissions at the federal level but might implement them in the future.

**Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

**VIA UPS OVERNIGHT DELIVERY**

Sister Gabriella Lohan
General Treasurer
Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203-2399

Dear Sister Gabriella Lohan:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Sisters of the Holy Spirit and Mary Immaculate the proposal previously submitted by Joellen Sbrissa concerning a Kyoto compliance report in connection with ExxonMobil's 2006 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Ms. Joellen Sbrissa

Enclosures

**VIA FACSIMILE: 972-444-1505**

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a Kyoto compliance report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Joellen Sbrissa as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

______________________________

Sister Gabriella Lohan

Frost Bank

Post Office Box 1600
San Antonio, Texas 78296-1600

December 13, 2005

Mr. Lee R. Raymond
Chairperson of the Board
ExxonMobil
5959 Las Colinas Boulevard
Irving, TX 75039-2298

RE: F0638800; The Holy Spirit Trust
F5108800; Holy Spirit Ministry Support Fund Agency

Dear Mr. Raymond:

As instructed by Sister Gabriella Lohan, this letter is written to confirm that account F0638800, The Holy Spirit Trust has 4,000 shares of ExxonMobil Stock valued in excess of $2,000 dollars and such stock has been held at The Frost National Bank in excess of one year. In addition, account F5108800, Holy spirit Ministry Support Fund Agency has 400 shares of ExxonMobil Stock valued in excess of $2,000 and such stock has been held at the Frost National Bank in excess of one year. Enclosed please find "Position/Taxlot Detail" statements for your reference.

If you have any questions or need additional information, please do not hesitate to contact me.

Very truly yours,

John H. Ferguson IV
Vice President

JHF/cbm

SHAREHOLDER PROPOSAL
DEC 19 2005
NO. OF SHARES
DISTRIBUTION: HHH: FLR: REG:
: DGH: SMD

Enclosures

Cc: Sister Gabriella Lohan
w/enclosures

POSITION/TAXLOT DETAIL PRICED AS OF:12/12/05 PAGE 1 OF 2
F0638800 THE¬HOLY SPIRIT TRUST CASH BASIS
COMMAND ===>

XOM : EXXON MOBIL CORP COM*** TAXABLE TO FEDERAL AND STATE

CUSIP: 30231G102 ISIN: US30231G1022

| SHARES/PV | BOOK/UNRL | MARKET/UNRL GL | FED/STATE COST | INC QTR/YR |
|---|---|---|---|---|
| 4,000.0000 | 51,065.00 | 235,440.00 | 51,065.00 | 1,160 |
| | 184,375.00 | 184,375.00 | 51,065.00 | 4,560 |

| LOT # | P | SHARES/PV | FED/ STATE COST | TAX/ DEPT ACQ | UNREAL GL | LOC REG | D R | V X |
|---|---|---|---|---|---|---|---|---|
| 1603086 | 1 | 3,800.0000 | 48,511.75 | 01/08/1991 | 175,156 | 5 | F | N |
| | | | 48,511.75 | 01/15/1991 | | 5 | F | |
| 1603087 | 1 | 200.0000 | 2,553.25 | 01/08/1991 | 9,219 | 5 | F | N |
| | | | 2,553.25 | 01/15/1991 | | 5 | 6 | |

F1-HELP F2-HINT F3-END F5-RFIND F6-PRINT F7-UP F8-DOWN F10-LEFT

POSITION/TAXLOT DETAIL PRICED AS OF:12/12/05 PAGE 1 OF 2
F5108800 HOLY SPIRIT MIN SUPPORT FUND AGENCY CASH BASIS
COMMAND ===>

XOM : EXXON MOBIL CORP COM*** TAXABLE TO FEDERAL AND STATE

CUSIP: 30231G102 ISIN: US30231G1022

| SHARES/PV | BOOK/UNRL | MARKET/UNRL GL | FED/STATE COST | INC QTR/YR |
|---|---|---|---|---|
| 400.0000 | 16,051.20 | 23,544.00 | 15,966.00 | 116 |
| | 7,492.80 | 7,578.00 | 15,966.00 | 582 |

| LOT # | P | SHARES/PV | FED/ STATE COST | TAX/ DEPT ACQ | UNREAL GL | LOC REG | D R | V X |
|---|---|---|---|---|---|---|---|---|
| 1874981 | 1 | 200.0000 | 8,054.00 | 03/27/2001 | 3,718 | 5 | F | N |
| | | | 8,054.00 | 03/30/2001 | | 5 | F | |
| 1875840 | 1 | 200.0000 | 7,912.00 | 03/28/2001 | 3,860 | 5 | F | N |
| | | | 7,912.00 | 04/02/2001 | | 5 | F | |

F1-HELP F2-HINT F3-END F5-RFIND F6-PRINT F7-UP F8-DOWN F10-LEFT

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

**James Earl Parsons**
Counsel

ExxonMobil

February 3, 2006

**<u>VIA NETWORK COURIER</u>**
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: <u>Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8</u>
Omission of shareholder proposal requesting report on Kyoto compliance

Gentlemen and Ladies:

I refer to ExxonMobil's letter dated January 20, 2006, requesting the staff's concurrence that the shareholder proposal referenced above can be excluded from the proxy material for the company's upcoming annual meeting under Rule 4a-8(i)(10) (the "Original Letter").

Enclosed is a copy of ExxonMobil's new report entitled "Tomorrow's Energy, A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options," referred to in the Original Letter as the "2006 Report." The 2006 Report has now been finalized and approved by ExxonMobil's Public Issues Committee, following its recent meeting in late January. The Committee consists solely of independent directors.

As discussed in the Original Letter, we believe the 2006 Report substantially implements the shareholder proposal. While we believe the entire Report is relevant to the subject matter of the proposal, we call the staff's attention in particular to "Responding to Greenhouse Gas Regulations" on pp. 12-13 (including the material incorporated by reference to the websites of key industry groups with which ExxonMobil is involved); "Climate Policy: Assessing risks to investors" and "Assessing the Impact on ExxonMobil of Europe's Emissions Trading Scheme (EU-ETS) for 2005-2007" on p. 13; the discussion of various Kyoto-related public policy issues on pp. 8-9; and the discussion of ExxonMobil's rigorous processes for continuous efficiency improvements in our own operations, which underlie our ability to comply with current and future emissions regulations (see "Section 4: Managing in a Changing Environment," as well as the discussion of our "Global energy management system" on p. 11).

The new Report will be posted on ExxonMobil's website in the near future, and printed copies will be available on request to any shareholder or other interested person free of charge.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I enclose five additional copies of this letter and enclosures. A copy of this letter and the newly-approved Report is also being sent to the proponent and each co-proponent.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please call Lisa K. Bork at 972-444-1473.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Ms. Joellen Sbrissa, CSJ
Chairperson
Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 West Ogden Avenue
LaGrange Park, IL 60526-1721
fax: 708-354-9573

Co-Proponents:

Ms. Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809
fax: 617-482-6179

Sister Gabriella Lohan
General Treasurer
Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203-2399
fax: 210-533-3434



# Tomorrow's Energy

## A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options

February 2006

ExxonMobil

Taking on the world's toughest energy challenges.℠

## CONTENTS



Projections, targets, expectations, estimates and business plans in this report are forward-looking statements. Actual future results, including energy demand growth and mix; economic development patterns; efficiency gains; resource recoveries; capital expenditures; technological developments; emission reductions; and project plans and schedules could differ materially due to a number of factors. These include changes in market conditions affecting the energy industry; changes in law or government regulation; unexpected technological developments; and other factors discussed in this report and under the heading "Factors Affecting Future Results" in Item 1 of ExxonMobil's latest Form 10-K and on our Web site at www.exxonmobil.com. References to resources in this report include quantities of oil and gas that are not yet classified as proved reserves but that, in the case of ExxonMobil figures, we believe will ultimately be produced. Additional information on terms used in this report, including our calculation of Return on Capital Employed, is available through our Web site under the heading "Frequently Used Terms."

## Introduction: Energy for a Growing World

Energy is essential to our way of life, to economic progress and to raising and maintaining living standards. The pursuit of economic growth and a better quality of life in developing countries is driving global energy demand. New supplies of reliable, affordable energy are needed.

At the same time, concerns about future energy supply and climate change have heightened interest in energy supply options, energy prices and the effect of energy use on the environment.

We believe it is essential that industry plays an active role in the ongoing dialogue about the future of energy–one which is grounded in reality, focused on the long term and intent on finding viable solutions.

In this document, we explain our views on future energy trends, the risks of climate change, the prospects for promising new energy technologies and ExxonMobil's activities in these areas.

In particular, we highlight the important relationship between rising energy demand, economic progress and greenhouse gas emissions. As policymakers seek to ensure future energy supplies while addressing the risks associated with global climate change, it is critical that the economic and social consequences – in the developed and the developing world – are taken into account.

Equally critical is a recognition that huge investments will be needed to meet the world's growing energy needs. Energy is a massive business. Even as the largest non-government energy company, ExxonMobil produces just two percent of the energy the world consumes every day. Projects take years to develop, cost billions of dollars to bring on stream, and operate for decades.

To be justified in making these large investments, companies need stable, consistent government policies to help projects remain robust over the long term.

In a world featuring both geopolitical and regulatory uncertainty, we believe ExxonMobil will be served well by continuing to focus on operational and technical excellence, prudent risk management and responsible business behavior. ExxonMobil stands ready to meet the many challenges of delivering energy for a growing world.

## **Section 1:** The Next Quarter Century of Energy

**Energy is a long-term, capital-intensive business. As a major participant in the global energy industry, we must anticipate and adapt to trends and changes in our industry so that we can make sound business decisions and invest our shareholders' money wisely in projects that remain attractive over the long term.**

Every year, we prepare a long-range outlook of global energy trends. The 2005 outlook covers the period to the year 2030 and provides a strategic framework to aid evaluation of potential business opportunities.

### Economic growth and expanding populations drive global energy needs

Energy is critical to economic progress. The global economy is expected to double in size by 2030 – mainly driven by the developing nations that today account for just over 20% of the world's economic output. By 2030, this share will grow to 30%, led by rapidly expanding economies such as China, India, Indonesia and Malaysia.

World population is also expanding. Today, there are nearly 6.5 billion people, about 20% of whom live in developed countries (member nations of the Organization for Economic Cooperation and Development - OECD) and the remainder in developing (non-OECD) countries. By 2030, population is expected to reach 8 billion people, with close to 95% of this growth occurring in the developing world.[1]

Yet there are still about 1.6 billion people today without access to electricity and about 2.4 billion who rely on basic fuels such as wood and dung for heating and cooking.[2]

Economic growth in the developed and developing world over the next quarter century will have a dramatic impact on global energy demand and trade patterns.

### A vast and growing need for energy

Every day, the world consumes about 230 million barrels of energy (expressed in terms of "oil equivalent" or MBDOE) with demand split about equally between developed and developing nations.

By 2030, we expect the world's energy needs to be almost 50% greater than in 2005, with growth most pronounced in the rapidly expanding developing countries (See Fig. 1). Perhaps most significant, we anticipate energy demand in developing Asia/Pacific to grow at 3.2% annually, increasing to one-third of the world's total – an amount equivalent to the energy demand of North America and Europe combined.

### Continuing progress in energy efficiency

Continued rapid improvement in energy efficiency, mainly driven by the development and use of new technology in the transportation and power generation sectors, is expected to temper the growth in global energy demand.

**Fig. 1**

**Growing World Energy Demand**

Millions of Barrels per Day of Oil Equivalent (MBDOE)


World
400
350
300
250
200
150
100
50
0
205
230
334
1.6%
2000 2005 2030
0.6%
68
57
North America
0.8%
47
37
Europe
1.3%
27
18
Russia / Caspian
0.9%
23
17
Asia/Pacific (OECD)
3.2%
113
44
Asia/Pacific (Non OECD)
2.2%
18
9
Latin America
1.9%
19
11
Middle East
2.0%
19
11
Africa
2000
2030
% = Average Annual Growth 2000 - 2030

**Note:** For the purposes of this report, the phrases "developing countries" and "non-OECD countries" are interchangeable. OECD countries are: Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Republic of Korea, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey, the UK, and the United States.

### Energy intensity improves globally

We expect the rate of "energy intensity" (the energy used per $1,000 of GDP) to improve 1.8% annually in developing countries and 1.5% annually in developed countries from 2000 through 2030, compared with 1.2% and 1.4% per year respectively between 1980 and 2000.

The developing nations are particularly important given that the energy intensity of their economies is about 3-4 times greater than that of the developed countries. There was a steep drop in the energy intensity of the developing countries during the 1990s, reflecting the collapse of the former Soviet Union (FSU), but today a dramatic level of disparity remains (See Fig.2). There are significant opportunities for efficiency gains as these nations develop.

Fig. 2

**Energy Intensity - Declining trend accelerates most notably in developing (non-OECD) countries**

Barrels of oil equivalent per $K GDP



10
8
6
4
2
0
Average Growth / Yr.
1980-2000
-1.2%
Developing Nations
2000-2030
-1.8%
-1.4%
Developed Nations
-1.5%
1980
1990
2000
2010
2020
2030


### Fossil fuels remain the predominant energy sources

Over time, an increasingly diverse range of energy sources and technologies will be needed. But at least through 2030, fossil fuels will continue to satisfy the vast majority of global demand (See Fig. 3 on page 4). These are the only fuels with the scale and flexibility to meet the bulk of the world's vast energy needs over this period.

- Oil and gas combined will represent close to 60% of overall energy, a similar share to today.
- Oil use is expected to grow at 1.4% annually. Significant improvements in vehicle fuel economy will dampen demand growth.
- Gas is expected to grow at 1.8% annually, driven largely by strong growth in global electricity demand.
- Coal, like gas, is expected to grow at 1.8% annually, driven by expanding power generation. Despite higher $CO_2$ intensity, large indigenous supplies will give coal economic advantages in many nations, particularly in Asia.

### ExxonMobil's 2005 Energy Outlook: Highlights

- By 2030, global energy demand will increase approximately 50% from the 2005 level, driven by economic progress and population growth.
- About 80% of growing energy demand will occur in developing countries.
- Improvements in energy efficiency and intensity will accelerate, due to advancing technologies.
- Oil, gas and coal remain the predominant energy sources, maintaining about an 80% share of total energy demand through 2030.
- Global resources are sufficient to meet demand. Access to resources and timely investments are vital to developing adequate energy supplies.
- Natural gas will grow rapidly in importance, mainly due to its environmental benefits and efficiency in electricity generation.
- Biofuels, wind and solar will grow rapidly as sources of energy, contributing about 2% of total energy supply by 2030.
- Increased use of fossil fuels will increase global carbon dioxide ($CO_2$) emissions, with close to 85% of the increase in developing countries. (See section 2).
- Advances in technology are critical to successfully meeting future energy supply and demand challenges.

Fig. 3

**Energy Demand Grows: Fossil fuels remain predominant; renewables grow rapidly from small base**

**Total World Energy**
Millions of Barrels per Day of Oil Equivalent (MBDOE)



% = Average growth/Year 2000 - 2030
350
300
250
200
150
100
50
0
1980 1990 2000 2010 2020 2030
1.6%
1.8%
1.8%
1.4%
Other
Coal
Gas
Oil
Other Energy
MBDOE
80
70
60
50
40
30
20
10
0
Wind and Solar 11.1%
1.3%
Biomass, Municipal Solid Waste
1.9%
Hydro
Nuclear
1.4%
1980 1990 2000 2010 2020 2030
Wind and Solar
MBDOE
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
12.4%
Wind
Solar
9.6%
1980 1990 2000 2010 2020 2030


### Non-fossil energy supplies will expand:

- Nuclear will grow on average at 1.4% per year, with the largest growth in Asia, although we expect North America and Europe to add new plants late in the outlook period.
- Hydro power is expected to grow at just under 2% per year, with increases likely in China, India and other developing countries.
- The use of biomass, including traditional fuels (wood, dung) used in developing countries, and solid waste will grow about 1.3% per year.
- Wind and solar energy combined will likely average about 11% growth per year, supported by subsidies and related mandates. Even with this rapid projected growth, wind and solar will contribute only 1% of total energy by 2030, illustrating the vast scale of the global energy sector.
- Biofuels, including ethanol and biodiesel, will grow from less than one million barrels per day (MBD) in 2005 to about 3 MBD in 2030.

The prospects for wind, solar, biofuels, nuclear and other longer-term energy technologies are discussed further in Section 3.

### Oil: Increased transportation demand and improved engine technology

Growth in oil demand will be driven by increasing transportation needs, especially in developing countries. Widely available, most affordable and supported by a global infrastructure, oil is uniquely suited as a transport fuel. There is no large-scale alternative to oil as a transport fuel in the near term.

Critical to transportation demand will be the size and nature of the personal vehicle fleet. By 2030, we expect the size of the U.S. and European fleets to plateau, while the number of vehicles in Asia will nearly quadruple (See Fig. 4). Working to offset demand growth from the larger vehicle fleet will be continuing improvements in fuel and engine system technology and efficiency.

Over the next 25 years, we expect the average fuel economy of new vehicles worldwide to improve by over 25% as a result of both the evolution of technology as well as shifts in the kinds of vehicles that people drive. While the rate of increase (about 1% annually) may seem small, it is more than double the rate of global improvement that we have seen in the past 10 years.

Hybrid vehicle technology, which couples the internal combustion engine with an electric motor, will play an increasingly important role as costs come down and it becomes available on a broader range of vehicles. In cities, where this technology has its greatest advantages, hybrid vehicles could deliver fuel economy improvements in excess of 50%.[3]

We also anticipate significant efficiency improvements to the basic internal combustion engine. One promising

Fig. 4

**Anticipated Growth in Transportation 2000 - 2030**
**Light Duty Vehicles**
Million



500
400
300
200
100
0
% = Average Growth/Year 2000 - 2030
4.7%
1.2%
0.9%
North America (incl. Mexico)
Europe
Asia/Pacific
2000 2010 2020 2030

development which ExxonMobil is working on is known as Homogeneous Charge Compression Ignition, or HCCI. This technology combines aspects of gasoline and diesel engines. HCCI has the potential to improve vehicle fuel economy by 30% and be applicable to a broad range of vehicle types, including hybrids.

In addition to technology enhancements in vehicle power trains, we believe that technologies such as lighter-weight materials and improved lubricants will play an important role in delivering valuable efficiency improvements to the transportation sector.

**Natural Gas: Power generation, emissions benefits and LNG technology drive growth**

Natural gas demand continues to rise with growing electricity needs, aided by inherent advantages in efficiency and lower emissions. Growth will be most rapid in Asia/Pacific.

We anticipate that the efficiency of electricity production and distribution will continue to improve, through deployment of more advanced power generation technology and transmission infrastructure.

An important outcome of this growing gas demand is the increasing role of natural gas imports, particularly in the mature regions of North America and Europe where local production is expected to decline (See Fig. 5). To balance supply and demand, the distance between the major natural gas consuming nations and their sources of supply will grow. While pipelines will remain an efficient means to transport the majority of natural gas, the world will increasingly rely on liquefied natural gas (LNG), transported in large volumes across oceans via LNG tankers:

- In North America, LNG imports are expected to increase to about 25% of supply by 2030 (versus about 3% today), even with additional supplies via northern pipelines and tight gas developments.
- In Europe, natural gas imports are expected to increase from about 40% to about 85% of supply by 2030. In addition to LNG, pipeline imports will increase from Russia and the Caspian region.
- Natural gas demand in Asia/Pacific will triple over the next 25 years. Local production will meet a large part of this increased demand, but pipeline imports and increased volumes of LNG are expected in the future.

**LNG's dramatic growth**

By 2030, the LNG market will change dramatically, with a fivefold increase in volume to nearly 75 billion cubic feet per day (BCFD). That represents about 15% of the total gas market, up from about 5% in 2000. The center of global LNG supply will shift from Asia/Pacific to the Middle East and West Africa. Supplies from the Middle East are expected to be roughly double the supplies from either Africa or Asia/Pacific by 2030. Africa's supply contribution will grow, as LNG supplies there quadruple.

**Global oil resources are adequate to meet demand**

An important factor in predicting future supply trends is the scale of the worldwide oil resource base.

By today's estimates, the world was endowed with *recoverable* conventional oil resources of over three trillion barrels worldwide. Additional frontier resources (extra-heavy oil, oil sands, oil shale) bring this recoverable total to 4 – 5 trillion barrels. Of this amount, approximately 1 trillion barrels have been produced since oil was first discovered. (Fig. 6)

This global resource base will support production growth through the 2030 time horizon, with growing contributions from the Middle East, Africa and the Russia/Caspian region.

**Fig. 5**

**Growing Reliance on Gas Imports**


Billion cubic feet per day
100
80
60
40
20
0
2000
2030
LNG
Long Pipelines
Local Production
North America
Europe
Asia/Pacific

**Fig. 6**

**Recoverable Oil Resources**


Trillions of barrels
4
3
2
1
0
Already produced
Frontier
Conventional Oil
Extra Heavy Oil/
Oil Sands
Oil Shale

**Meeting Future Energy Needs: Technology, investment and supportive governments are critical**

To meet the anticipated 190 MBDOE of oil and gas demand in 2030, the industry will need to find new supplies as well as extend and expand existing production sources.

Continued technology advances will be needed to increase supplies, while protecting the environment. Technology has continually expanded the industry's ability to find, develop, produce and transport energy supplies while reducing environmental impact. These advances evolve over time and are expected to continue to assist in meeting growing global energy demand.

Fig. 7

**The Move to Deeper Water: Exploration depths**

Depth in feet



2000
4000
6000
8000
10000
1975
1980
1985
1990
1995
2000
2005


Sophisticated reservoir imaging, facilitated by the growth in computing power, allows the identification of previously unknown oil and gas deposits. Deepwater exploration technology and extended-reach drilling allow the industry to pinpoint and access previously inaccessible resources (See Fig. 7). Continued success in challenging environments, from arctic locations to water depths approaching two miles deep, demonstrate the industry's capacity for technical innovation.

Technology not only expands the geological range of where we produce, but it also extends the types of supplies that contribute to meeting global demand. As we move toward 2030, we anticipate an increasing contribution from "frontier" hydrocarbon resources such as oil sands and extra-heavy oil. While the technology needed to produce these resources economically is available today, continued R&D will ensure that the required growth in production can be realized in an efficient, cost-effective and environmentally responsible manner.

Increasing supplies to meet demand will require substantial investment. The International Energy Agency estimates that the investment required to meet global energy demand for 2004-2030 will be $17 trillion, of which over $10 trillion is required for electricity and $6 trillion (over $200 billion annually) for oil and gas (See Fig. 8)[4]. Financing will be a critical challenge, with funding dependent on attractive, competitive investment conditions.

Fig. 8

**Total World Energy Investment Requirement: $17 Trillion**

World Energy Investment, 2004-2030

**Over $200 billion per year required in Oil and Gas**



Oil
18%
Gas
18%
Coal
2%
Electricity
62%


Source: IEA 2005

But more than investment dollars and technology advances will be needed. Governments have a vital role to play in providing access to acreage, opening markets, reducing barriers to trade and avoiding harmful policies, such as subsidies and regulations that can weaken or distort energy markets. Given the enormous investments involved, potential investors need to be confident of the sanctity of contracts, the recognition of intellectual property and support for the rule of law.

## ExxonMobil's Technology Advantage

ExxonMobil has long been the industry leader in research and technology, with a history of invention, including 3-D seismic, digital reservoir simulation and industry 'firsts' in such areas as deepwater drilling, refining technology, chemicals and synthetic lubricants.

Today we invest over $600 million per year in research and development, balancing our investment between technology extensions, which can be rapidly deployed to our existing operations, and breakthrough research in areas that can have a lasting impact on the company and the industry.

**Fig. 9**

**ExxonMobil R&D Investment 2000 - 2004**

Millions of Dollars


700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
ExxonMobil's R&D expenditure
Shell's R&D expenditure
BP's R&D expenditure
Based on public information.

Examples of our recent achievements in technologies that help unlock the potential in some of the world's hydrocarbon basins include:

- A promising new technology known as R3M (Remote Reservoir Resistivity Mapping) that uses electromagnetic energy to directly detect reservoirs of oil and gas before drilling, substantially reducing exploration risk
- Our proprietary tool EMpower™ is the industry's only next-generation reservoir simulator, allowing engineers to study reservoirs more comprehensively than ever before
- Proprietary well-bore technology used on Sakhalin Island in Russia's Far East enables us to reach oil reservoirs five miles offshore via extended-reach, horizontal drilling from an onshore location.

With LNG playing an increasingly critical role in meeting demand for natural gas, ExxonMobil engineers have recently developed technology that can double the capacity of liquefaction plants and increase by 80% the LNG carried by a single ship, dramatically reducing LNG costs.

At the same time we have developed unique high-strength steel to lower the cost of transporting natural gas by pipeline.

In the area of vehicle engine and fuel efficiency, ExxonMobil scientists are involved in projects including:

- Partnerships with Toyota and Caterpillar to research improvements to internal combustion fuel and engine systems that could result in a 30% improvement in fuel economy and reduced emissions
- A partnership with DaimlerChrysler to develop new lubricants to improve fuel economy, extend oil change intervals and lower emissions
- Development of new recyclable plastics to enable lighter-weight vehicles
- Groundbreaking research in hydrogen generation (see "hydrogen" - Section 3)

In an effort to apply the combined resources of industry and academia to the challenge of identifying technologies that meet growing energy demand while dramatically reducing greenhouse gas emissions, we launched the Global Climate and Energy Project (GCEP) at Stanford University in 2002. The GCEP research areas are covered in Section 2, and at gcep.stanford.edu.

# Section 2: Greenhouse Gas Emissions – A Global Issue

**Managing the risks from increases in global greenhouse gas emissions is an important concern for ExxonMobil, industry and governments around the world.**

## Economic growth and emissions reduction

Section 1 described how increasing population and prosperity, especially in developing countries, will drive up global energy demand. This will result in substantial increases in greenhouse gas emissions, particularly from developing countries, which will account for about 85% of the growth in $CO_2$ emissions from 2000 through 2030 (See Fig.10).

**Fig. 10**

**$CO_2$ Emissions Growth Driven by Developing Countries**



Billion metric tons CO2
40
35
30
25
20
15
10
5
0
Average Growth / Yr.
2000-2030
1.7%
2.7%
Developing
Developed
0.5%
Growth
2000-2030
85%
15%
1980
1990
2000
2010
2020
2030


This poses a challenge. To deliver the benefits of continued economic progress, fossil fuels are expected to remain the predominant source of world energy supply over this period. At the same time, governments at all levels are responding to growing concern about climate change by taking policy actions to reduce greenhouse gas emissions. Policymakers face a difficult task: where these policies restrict fossil fuel use or add cost to their use, they can also retard economic development.

It is therefore vital that policymakers and society take into account the wider social and economic impacts of energy and climate policies.

ExxonMobil is involved in this process through direct participation in scientific, technical, economic and policy forums and by working through trade associations to engage in public policy discussions. We are also taking actions in our own operations.

## Climate Policy: Path forward is unclear

Until recently, the policy debate focused primarily on near-term emissions reductions in the framework of targets and timetables set by the Kyoto Protocol. The first compliance period under the Protocol is 2008-2012.

Among those nations ratifying the Protocol, the European Union (EU) has been most active in seeking to implement it. An emissions trading scheme (ETS) has been established, which will limit emissions of $CO_2$ from certain industrial activities, including power production and refining. Other nations, such as Japan and Canada, are still considering policies and regulations they may adopt.

Most nations are not on track today to meet their 2008-2012 Kyoto targets with domestic actions. The total shortfall could be several hundred million metric tons of $CO_2$ per year.

That shortfall may be eliminated if international emissions trading enables countries to purchase sufficient allowances from those countries with surpluses, particularly Russia and the Ukraine. These two countries have substantial excess emissions allowances due to the decline and restructuring of their economies since 1990. No further actual emission reduction steps are required to create the surplus, which is large enough to compensate for missed targets among other industrialized nations.

The international debate on what policy actions to take beyond 2012 is now under way, but the outcome is uncertain. The debate is complicated by the following concerns:

- The developing world has indicated it will not accept greenhouse gas emissions reduction targets, leaving the vast majority of the global growth in greenhouse gas emissions outside the reach of the Kyoto Protocol targets.
- Differing targets in developed countries can increase domestic energy costs and accelerate the shift of new investment abroad, including to developing countries, which already enjoy lower labor costs.

## The Business Impact: Regulatory uncertainty threatens investment

The current uncertainty poses challenges for global businesses. Major energy investments usually have long lives. Uncertainty about regulations, both for 2008-2012 and beyond 2012, creates a higher level of risk for companies. In Europe and Canada, for example, concerns are growing regarding companies' willingness to invest in energy-intensive activities, such as new chemical production and heavy oil production. The uncertainty about future regulations raises questions about the longer-term viability of such investments.

## Increasing recognition of technology's vital role

As nations have begun to consider other options for reducing GHG emissions, there is a growing interest in the role technology can play in emissions reduction. For example, the recently announced Asia Pacific Partnership for Clean

Development and Climate aims to promote the use of clean, efficient technology. The latest G8 statement and the EU-China Climate Partnership also highlight the importance of using and developing innovative technologies. The focus on technology development and deployment is supported by the recognition that:

- The more widespread application of existing energy-efficient technologies could significantly reduce the growth in greenhouse gas emissions from economic progress in both the industrialized and the developing world. (See Fig. 12)
- Development and deployment of new, energy-efficient technologies can enable lower energy consumption without damage to economic growth.
- New breakthrough technologies offer the possibility of substantial long-term reductions in greenhouse gas emissions at lower costs than current technology options.

Fig. 11

## The Need for Innovative Technology[5]

**Carbon Emissions**
Billions of Metric Tons of Carbon



50
45
40
35
30
25
20
15
10
5
0
1990 Technology
Based on aggressive assumptions on technology improvement
Required to stabilize $CO_2$ level in atmosphere of 550ppm
The "Gap"
Assumed Advances In:
• Fossil Fuels
• Energy Intensity
• Nuclear
• Renewables
Gap Technologies:
• Carbon Capture & Storage
• Hydrogen/ Advanced Transportation
• Solar
• Biotechnologies
1990
2010
2030
2050
2070
2090
Source: J. Edmonds, PNNL


Worldwide carbon emissions are expected to grow rapidly over the next century even with significant technology advances. The middle curve (red line: from the Intergovernmental Panel on Climate Change 1992) shows projected growth in greenhouse gas emissions over the coming century. The IPCC projection assumes major ongoing improvements in the efficiency with which energy is supplied and used from oil, coal and gas, as well as enhanced penetration of nuclear and renewable energy. Without technological improvements, emissions would be much higher, as shown in the top curve (purple line) where energy is supplied and used with efficiency at 1990 levels. The lowest (blue) curve illustrates one emissions trend corresponding to stabilizing CO2 concentrations at 550 parts per million (ppm). Reducing emissions to the lowest trend line would require widespread introduction of innovative, currently non-commercial technologies to fill the remaining gap. In this study these 'gap' technologies include carbon capture and storage, hydrogen production and use, solar and biotechnologies, all of which require fundamental breakthroughs in research to overcome current barriers to cost, performance, safety and public acceptance before they could enter into widespread use.

Fig. 12

## Existing Technologies Offer Significant Potential

**Projected Chinese Emissions with Enhanced Technology[6]**
MMTCE



2000
1500
1000
500
0
U.S. Technology
Japan Technology
Additional Technology Investment
Baseline
1800
1240
740
630
820
1990
1995
2000
2005
2010
2015
2020
2025


Source: Bernstein, Tuladhar, Montgomery

Applying OECD country technology to developing economies could dramatically reduce carbon emissions. In China, for example, investments today have, on average, significantly poorer energy efficiency and higher greenhouse gas emissions than investments being made today in OECD countries. A recent study showed that adopting today's U.S. or Japanese-level technology in future investments in China could reduce China's anticipated 2025 carbon emissions by over 30 and over 50% respectively (see graph). Furthermore, if policies to increase R&D investment could increase the rate of improvement in energy efficiency to twice today's levels, then emissions could decrease to around 65% of anticipated 2025 emissions, and result in a continuous decrease in China's future emissions. In fact, the study concluded that "the potential for reducing emissions through changing technology in developing countries over the next 15 years is estimated to be of similar magnitude to the reductions in emissions that would be achieved if all Annex B countries were to achieve their Kyoto Protocol emission caps."

## ExxonMobil Recommendations: Key Objectives for Long-term Climate Policy

- Promote global participation
- Encourage more rapid use of existing efficient technologies (in both developed and developing countries)
- Stimulate research and development to create innovative, affordable, lower GHG technologies sooner
- Address climate risks in the context of developing country priorities: development, poverty eradication, access to energy
- Continue scientific research to assess risks, pace policy response

## Climate Science: What we know

ExxonMobil has undertaken climate science research for 25 years. Our work has produced more than 40 papers in peer-reviewed literature, and our scientists serve on the Intergovernmental Panel on Climate Change (IPCC) and numerous related scientific bodies. Contributed papers on climate science are listed on our web site.[7]

Based on this experience, we recognize that the accumulation of greenhouse gases in the Earth's atmosphere poses risks that may prove significant for society and ecosystems. We believe that these risks justify actions now, but the selection of actions must consider the uncertainties that remain. Notwithstanding these uncertainties, ExxonMobil is taking action to address these risks.

### Our world has changed

Since the 1800s concentrations of carbon dioxide ($CO_2$) in the atmosphere have increased by roughly 30% (from 280 to 380 parts per million today).[8] Concentrations of other greenhouse gases have also increased – including a doubling of methane levels. Human activities have contributed to these increased concentrations, mainly through the combustion of fossil fuels for energy use; land use changes (especially deforestation); and agricultural, animal husbandry and waste-disposal practices.

Surface temperature measurements have shown that the average global temperature has risen by about 0.6 °C since the mid-1800s. Other changes, consistent with the surface temperature rise, have also been observed. For example, scientists have documented a decrease in the volume of mountain glaciers and an increase in the length of growing seasons. These observations have fueled concern about the potential longer-term consequences of climate change.

### Climate is a complex science

The complexity of the climate system makes it difficult to understand past and future consequences of greenhouse gas increases. As a result, the extent to which recent temperature changes can be attributed to greenhouse gas increases remains uncertain.

Limits in climate knowledge – for example in describing the behavior of clouds, hydrology, sea ice and ocean circulation – are well known and continue to be researched.[9] Climate observations display significant natural variability that cannot be explained with existing models and knowledge. In the recent and ancient geological past, for example, climate has been both warmer and cooler than today for reasons that are not yet understood.[10]

Projections of climate change require estimates of future emissions from energy use and other sources over the 21st century. In our own Energy Outlook it is difficult to predict how technology will develop even over the next 25 years. Longer-term economic and climate forecasts face even more uncertainty about how new technologies and changes in human behavior may affect greenhouse gas emissions.

As a result, researchers must rely on scenarios based on various assumptions, which deliver results ranging from significant emissions growth (a threefold increase in emissions over the 21st century) to a drop in global emissions, even without policy interventions.[11]

When climate models are used to analyze the implications of these emissions scenarios, they project more severe consequences at the high end – including sea level rises, droughts and polar ice melting – and relatively benign climate changes at the low end.

### Uncertainty and risk

While assessments such as those of the IPCC have expressed growing confidence that recent warming can be attributed to increases in greenhouse gases, these conclusions rely on expert judgment rather than objective, reproducible statistical methods. Taken together, gaps in the scientific basis for theoretical climate models and the interplay of significant natural variability make it very difficult to determine objectively the extent to which recent climate change might be the result of human actions. These gaps also make it difficult to predict objectively the timing, extent and consequences of future climate change.

Consequently, the National Research Council[12] cautioned after the most recent IPCC report:[13] "Because of the large and still uncertain level of natural variability inherent in the climate record and the uncertainties in the time histories of the various forcing agents (and particularly aerosols), a causal linkage between the buildup of greenhouse gases in the atmosphere and the observed climate changes during the 20th century cannot be unequivocally established. The fact that the magnitude of the observed warming is large in comparison to natural variability as simulated in climate models is suggestive of such a linkage, but it does not constitute proof of one because the model simulations could be deficient in natural variability on the decadal to century time scale."

Even with many scientific uncertainties, the risk that greenhouse gas emissions may have serious impacts justifies taking action. ExxonMobil's actions to reduce greenhouse gas emissions are described in the next section.

## ExxonMobil Actions to Reduce GHG Emissions

Recognizing the risk of climate change, we are taking actions to improve efficiency and reduce greenhouse gas emissions in our operations.

We are also working with the scientific and business communities to undertake research to identify and develop economically competitive and affordable technologies to reduce long-term global greenhouse gas emissions while meeting the world's growing demand for energy.

Examples of our efforts include:

- **Reporting.** ExxonMobil is committed to consistent, comprehensive reporting of greenhouse gas emissions. We have publicly reported greenhouse gas emissions[14] as they relate to our operations since 1998. Starting in 2003, we report direct greenhouse gas emissions, based on our equity share of ownership, both from facilities we operate and those in which we share ownership. We believe that direct, equity-based accounting best reflects shareholder interests in this area.

  In 2004 our greenhouse gas emissions rose by 1% compared to 2003 due to throughput increases and more intense processing to meet clean fuels demand. Energy efficiency steps helped to offset the impact of more intense operations and prevented further increases in emissions per barrel (See Fig. 13).

- **Research.** We have conducted and supported scientific, economic and technological research on climate change for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options, and achieve technological breakthroughs that reduce GHG emissions in both industrial and developing countries. Major projects have been supported at institutions including the Australian Bureau of Agricultural Resource Economics, Battelle Pacific Northwest Laboratory, Carnegie Mellon, Charles River Associates, The Hadley Centre for Climate Prediction, International Energy Agency Greenhouse Gas R&D Programme, Lamont Doherty Earth Observatory at Columbia University, Massachusetts Institute of Technology, Princeton, Stanford, University of Texas and Yale.

- **Advanced vehicle technology:** Because the majority of GHG emissions associated with the production and use of oil arises from consumer use of fuels (87%), with the remainder from our industry's operations (13%), we partner with automobile manufacturers to help develop advanced vehicles and fuels. The internal combustion engine is expected to power more than 95% of vehicles in 2030,[15] so technologies that improve fuel efficiency and the emissions performance of the internal combustion engine could substantially reduce environmental impacts for decades to come. Examples of ExxonMobil's

Fig. 13

**Greenhouse Gas Emissions (Normalized)**
Direct equity $CO_2$ equivalent emissions;
metric tons of emissions per 100 metric tons of throughput (excludes Cogeneration)



50
45
40
35
30
25
20
15
10
5
0
2002
2003
2004
Downstream
Upstream
Chemical


Note: Adding cogeneration of power and steam increases ExxonMobil's emissions but reduces those of others that would have produced the power. The overall impact is a reduction by as much as half in emissions for the same amount of energy produced.

work in this area include:

  - Working with Toyota and Caterpillar on separate programs to design high-efficiency, low-emission gasoline and diesel fuel/engine systems. This has already produced groundbreaking research in combustion science.
  - Developing a novel technique for hydrogen production, potentially compatible with both on-board vehicle and larger-scale applications.

- **Global energy management system (GEMS):** Improving energy efficiency in our operations helps us to reduce costs as well as reduce emissions. ExxonMobil's proprietary GEMS system focuses on opportunities to reduce energy consumed at our refineries and chemical complexes. Since its launch in 2000, the GEMS system has helped us identify opportunities for more than one billion dollars in pre-tax savings, and our energy-conservation efforts have saved enough energy to supply over one million European households each year. The greenhouse gas emission effect has been equivalent to taking more than one million cars off the road (See Fig. 14).

- **Cogeneration** is the simultaneous production of electricity and steam, typically using clean-burning natural gas. With the latest technology, cogeneration is up to twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has interests in 85 cogeneration facilities at some 30 locations worldwide, representing a capacity of about 3,700MW, enough to power nearly 3 million U.S. homes. These facilities, which represent decades of investment, enable a reduction in carbon dioxide emissions by 9 million metric tons a year versus traditional methods

Fig. 14

**Avoided Greenhouse Gas Emissions from ExxonMobil actions since 1999**
Million metric tons per year



12
10
8
6
4
2
0
Cogeneration
Energy Efficiency
2000 2001 2002 2003 2004
25
20
15
10
5
0
Identified Opportunities
• Flare Reduction
• Energy Efficiency
• Cogeneration
Total Avoided Emissions 2004


Since 1999, our energy-saving initiatives have had a GHG effect in 2004 equivalent to taking over 1.5 million U.S. cars off the road. We have identified opportunities for avoiding GHG Emissions equivalent to taking another two million U.S. cars off the road.

of separate power and steam generations. Our cogeneration capacity has increased by 800MW in the last two years, representing an investment of $1 billion. In 2005 the cogeneration system at our refinery in Beaumont, Texas, was awarded a Certificate of Recognition from the U.S. Environmental Protection Agency. The EPA commended ExxonMobil for "exceptional leadership in energy use and management" and estimated that the system at Beaumont alone reduced $CO_2$ emissions by more than two million tons.

- **Reduction in flaring:** Flaring is the burning of natural gas that is produced along with oil during oil production. In parts of the world where gas has no market outlet, gas production beyond that needed for fuel and other operational needs is often flared. In Africa, the region where flaring is most significant, we are undertaking major projects to reduce flaring. When fully implemented, we expect these projects to reduce greenhouse gas emissions by about seven million metric tons per year, the equivalent of removing approximately one million cars from U.S. roads. We are also working to reduce flaring at our refineries and chemical plants. For example, flaring at our Baytown refinery in Texas has been reduced by more than 70% since 2002.

- **The Global Climate and Energy Project (GCEP):** ExxonMobil worked to establish and is providing $100 million to Stanford University's Global Climate and Energy Project – the largest-ever independent climate and energy research effort. GCEP is a major long-term research program designed to accelerate development of commercially viable energy technologies that can lower GHG emissions on a worldwide scale. Current GCEP research areas include hydrogen, solar energy, biomass, advanced combustion, $CO_2$ sequestration and advanced materials. A full list of ongoing projects is available on the GCEP web site (gcep.stanford.edu).

In 2005 GCEP announced new research grants totaling approximately $20 million to Stanford faculty and collaborating researchers at several U.S. and international institutions.[15] Other participating institutions include the Energy Research Centre of the Netherlands, the Delft University of Technology in the Netherlands, the Swiss Federal Institute of Technology in Zurich, the Carnegie Institution of Washington, D.C., University of Montana, University of New South Wales in Australia and the Research Institution of Innovative Technology for the Earth in Japan.

**GCEP Research Programs**

At the end of 2005, 27 GCEP research programs were under way at Stanford and other institutions, comprising:

**7 hydrogen**
**6 advanced combustion**
**5 solar energy**
**4 $CO_2$ storage**
**2 $CO_2$ capture and separation**
**2 biomass**
**1 advanced materials and catalysts**

Building capacity to address climate change risks – through research results and by training a new generation of scientists and engineers – is an important GCEP deliverable. GCEP research programs involve contributions from more than 30 faculty and from more than 80 students and postdoctorate fellows.

### Responding to Greenhouse Gas Regulations

We actively engage with government authorities seeking to implement regulations regarding greenhouse gas emissions accounting and trading.

We believe that reliable inventories of emissions are an essential component of emissions control procedures and trading. As a result, we played a leading role in developing reliable, consistent tools to estimate and report greenhouse gas emissions in the oil and gas industry, namely:

- API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, April 2001. (available at http://api-ec.api.org/policy/)[17]

- IPIECA Petroleum Industry GHG Reporting Guidelines, December 2003. (available at www.ipieca.org)[18]

These procedures now form the basis for our own internal measurement and reporting. Building on these guidelines, our Rotterdam refinery developed a monitoring and reporting protocol that was recognized by the Dutch government as a best practice and recommended for use throughout the European Union.

**Climate Policy: Assessing risks to investors**

ExxonMobil continually considers risks to operations and investments from a wide variety of perspectives. In the case of climate change, market and technological considerations are important as well as policy and regulatory developments. In our view, it is impossible today to assess the potential implications for shareholder value from initiatives to address climate change. No governments have established definitive regulations for the 2008-2012 Kyoto Protocol compliance period, and there is currently no consensus on plans for the post-2012 period.

There has been some recent effort to quantify the potential implications of climate-related policies for oil and gas industry shareholders.[19] However, in light of trends in climate negotiations, the regulatory assumptions made are speculative and unlikely. The analyses also fail to take into account adjustments to investments and other business decisions that companies may make in the context of evolving regulatory frameworks or, indeed, how OPEC and other producing nations may react to regulations affecting demand for oil.

Technological, political and regulatory risks have been inherent in the oil industry since its earliest beginnings. Shareholder value will depend, as it always has, on how companies manage operations and investments in a changing business environment. Those best able to manage investment risks and operate efficiently will achieve competitive advantage.

Against this background we believe that the same strengths that have generated industry-leading returns for ExxonMobil in the past position us well to succeed in an uncertain future:

- Our strong financial position enables us to evolve in new directions when attractive opportunities appear.
- We manage business operations and investments with disciplined efficiency based on strong management and management systems.
- We utilize industry-leading technical capacity both to develop proprietary technologies that provide a competitive advantage and to maintain a window on external research developments that might affect our business.

**Assessing the Impact on ExxonMobil of Europe's Emissions Trading Scheme (EU-ETS) for 2005-2007**

In Europe ExxonMobil operates approximately 40 facilities and shares ownership in another 40 facilities that are covered under the EU-ETS. In total, ExxonMobil's equity share of covered emissions amounts to approximately 20 million metric tons of $CO_2$ annually.

As a result of internal actions, we expect to meet our obligations for the period 2005-2007 without acquiring allowances through emissions trading.

The overall impact of the EU-ETS for 2005-2007 includes the cost of monitoring and reporting efforts, third-party verification and the increased cost of purchased electricity due to EU-ETS restrictions on power generation. These costs will be offset in some part by the revenue from sales of surplus emissions allowances. While the net impact of these factors is unknown, it is not expected to be material to the Corporation.

The impact of the EU-ETS for 2008-2012 is unknown, as the member governments have not yet determined what emissions will be covered or how emissions allowances will be allocated.

To comply with the EU-ETS, we have established management systems to:

- monitor, report and verify emissions
- control and manage disposition of greenhouse gas allowances
- participate in emissions trading
- plan future emission reduction steps

Required system changes have been fully implemented and are in place at all covered ExxonMobil facilities.

## Section 3: Technology Options for the Longer Term

**Meeting future energy needs will require a diverse range of energy technologies. Looking to the long term, concern about energy security and rising greenhouse gas emissions has brought a number of new or enhanced technologies to the forefront of public discussion.**

Among these, wind, solar and biofuels are growing rapidly, albeit from a small base. Other technologies, such as hydrogen, are considered to hold promise, but face substantial challenges in terms of cost and large-scale implementation.

Over and above the technical hurdles, the scale of the global energy business means that widespread global deployment of new technologies, however promising, will take decades before the cumulative effect of investments makes a substantive contribution to overall energy supply.

Energy companies are involved in a wide range of new technology options, whether through research, or the manufacture and marketing of products.

Our own approach is based on the belief that technological breakthroughs, and not simply expanded scale, are key to unlocking the potential of alternative energy technologies. We closely analyze the potential of emerging technologies. Based on these assessments, we determine our approach, and – if appropriate – a level of involvement consistent with our business needs and strengths. This may involve proprietary research, shared knowledge through participation in industry groups or the funding of external research in those areas where fundamental breakthroughs are needed for a technology to reach its potential.

In this section, we highlight some of the most prominent technology options, the challenges that need to be overcome and – where relevant – ExxonMobil's involvement.

### Carbon Capture and Storage

Fossil fuels are expected to dominate the world's energy supply portfolio for some decades to come. A technology option that could play a significant role in helping reduce $CO_2$ emissions from the use of fossil fuels is carbon capture and storage (CCS). CCS technology separates $CO_2$ from a gas stream, compresses it to reduce volume, and transports it by pipeline to a storage site (See Fig. 15).

This technology could have a major impact, as it is applicable to any large-emission source of $CO_2$. The IPCC estimates that these large facilities account for nearly 60% of global man-made $CO_2$ emissions.[20]

All of the important components of CCS systems are practiced commercially today at industrial scale by ExxonMobil. For example, ExxonMobil recovers $CO_2$ at LaBarge, Wyoming which is used for enhanced oil recovery. As part of that activity, a gas stream including $CO_2$ is removed and geologically sequestered. Commercial-scale CCS is practiced today only in a few niche applications and pilot demonstration studies. One of the best-known and longest-running CCS projects is in the Sleipner Field in the North Sea[21] – in which ExxonMobil shares ownership. Before CCS can be widely deployed on a global scale, it must overcome important challenges. In particular,

- $CO_2$ capture from power plants and most other large combustion facilities remains expensive.
- $CO_2$ storage presents technical and regulatory issues associated with ensuring safe operations and the integrity of the site over the long term.

Recognizing these challenges, ExxonMobil believes that CCS represents an important option to address global $CO_2$ emissions.

We have conducted research relevant to CCS for many years, and have supported external research and other activities to understand scientific, economic, technical and policy aspects of carbon capture and storage. In addition to the CCS studies as part of GCEP, ExxonMobil has supported the IEA's Greenhouse Gas R&D Programme and the Geological $CO_2$ Storage Research Program at the University of Texas. The research that we conduct and support is aimed at improving the performance, lowering the cost and assuring the integrity of CCS systems and their component technologies.

**Fig. 15**

**Carbon Capture and Storage**



Power Station
with CO2 Capture
Unminable
Coal Beds
Pipeline
Pipeline
Depleted Oil
or Gas Reservoirs
Deep Saline
Aquifer

## Hydrogen

Hydrogen is widely considered to hold promise as an energy carrier, particularly as it offers the potential for fuel-efficient, emissions-free vehicles and can be produced from multiple primary energy sources.

It is important to remember that hydrogen, while abundant, does not occur naturally in pure form and must first be produced from water or hydrocarbons. This requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. So any evaluation of hydrogen needs to recognize the costs and the greenhouse gas emissions associated not only with its consumption, but also its production and distribution.

For hydrogen to become a viable transportation fuel, a number of formidable challenges must be met, including its safe handling and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets such as self-service vehicle fueling.

The high cost of producing and distributing hydrogen results in a fuel cost that is higher than gasoline on a cents-per-mile-driven basis. Based on an analysis by the National Academy of Engineering (NAE), the cost of fueling a hydrogen fuel cell vehicle is 1.9 to about 15 times greater than that of fueling a gasoline hybrid, depending on how the hydrogen is produced.[22] (See Fig. 16). Significant R&D effort will be required to lower these costs to a competitive level.

A number of studies conducted by different sponsors in different regions have assessed the potential for reducing $CO_2$ emissions via the use of hydrogen. All have concluded that there is some reduction in full-cycle $CO_2$ emissions for hydrogen fuel cell vehicles compared with hybrid technology (approximately 11% to 35%).[23]

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. The NAE estimated that hydrogen is five times more expensive than gasoline when produced from wind and 15 times more expensive when produced from solar energy.[22]

With limited supplies of renewables in the coming decades, it is reasonable to ask whether the use of renewables to produce hydrogen for transportation would be the best use of those resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[24]

**Fig. 16**

**Cost of fueling a vehicle with hydrogen from different energy sources relative to fueling a gasoline hybrid engine**


Cost multiple to gasoline
20
15
10
5
0
Natural Gas
Electrolysis
Biomass
Wind
Solar

Source: National Academy of Engineering

ExxonMobil is currently pursuing groundbreaking research in hydrogen generation. Our unique skills in catalysis and process technologies have enabled us to identify a new approach to hydrogen production from hydrocarbon fuels that overcomes many of the challenges faced by alternative approaches.

If successfully developed, this technology would be scalable for applications ranging from on-board a vehicle to use at either retail stations or large centralized production facilities to produce hydrogen for fleets of fuel cell vehicles. We are also active members of the U.S. Department of Energy's FreedomCAR and Fuel Partnership.

## Biofuels

The use of biofuels in transportation is another way that $CO_2$ emissions could be reduced. Today ethanol and biodiesel, liquid fuels derived from organic matter, are receiving a lot of attention.

The current generation of biofuels, however, has scale limitations due to their cost and large land requirements. With continued research, a new generation of processes capable of using a more diverse set of biomass feedstocks may be able to overcome these challenges. A recent study by the International Energy Agency examined the economics of both current and potential future technologies (See Fig. 17).[25]

When considering the potential of biofuels, a number of factors must be analyzed, including land use impacts, fertilizer requirements and water use. The last is particularly important as studies indicate that by 2015 half the world's population will live in countries where availability of sufficient fresh water is a concern.[26]

Most current biofuels production processes convert only a small portion of the plant. In the future, however, processes involving cellulosic conversion hold the promise of being able

Fig. 17

**Cost of Production for Biofuels Options**
2004 $ per gallon gasoline equivalent


4
3
2
1
0
2002
Post - 2010
Ethanol Options
Biodiesel Options
$50/bbl
$40/bbl
$30/bbl
Crude Cost
Biofuels can be produced from a number of different feedstocks and processes. Ranges for current technology (green) and future technology (red) reflect variability in plant location, feedstock costs, operating and capital costs.
Sugar Cane
Corn
Cellulose
Synthetic
Waste Grease
Rapeseed
Soybean
Gasification

Source: IEA

to utilize a much larger portion of the feed biomass. This would result in full-cycle $CO_2$ savings of about 90% versus up to 50% with current processes.[27]

Important too, is the question of which biomass applications yield the greatest benefit. A recent study in Europe involving the energy and auto industries, as well as the Joint Research Commission of the European Union, concluded that greater energy and GHG savings can be achieved if biomass is used in heat and power generation rather than in transportation, especially if efficient cogeneration schemes can be used.[28]

## Wind and Solar

Currently, the most competitive renewable energy source is wind power (Fig. 18). While growing rapidly, its impact on the overall energy supply mix is limited. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it generally relies on government subsidies to be economical.

A key challenge for wind power is that the areas best able to produce electricity at low cost from wind are also located far from where the electricity is needed. New technology will be required to allow either the capture of wind energy in areas with low average wind speeds or to enable transmission of electricity over long distances at lower cost and with lower losses than is currently possible.

Solar energy remains far more costly, except in limited applications. Existing solar photovoltaic technology is significantly more costly than conventional electricity generation. Breakthrough technology is needed to enable fundamentally new photovoltaic materials that will allow power generation at competitive costs.

A key issue in the ability of wind and solar technologies to contribute to electric power supply is intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night or at times the winds fail.

Without a breakthrough in energy storage technology, intermittency limits the ability of wind and solar energy to contribute to electricity supplies and increases the overall costs of integrated power supply systems.

Research into solar energy is a core research area of the ExxonMobil-sponsored Global Climate and Energy Project at Stanford University.

## Gasification

Gasification, a technology that was developed decades ago, may see increased use in the future.

Gasification can process any carbon containing feedstock – such as coal, biomass or heavy oil – and convert it into a "synthesis gas" that can be used to produce electricity, liquid fuels, hydrogen or chemicals. Gasification is also better suited to use with carbon capture and sequestration than other processes that can use the same feeds.

Fig. 18

**Cost of Electricity from Traditional and Emerging Sources**
Cents per kWh (2005 $)


25
20
15
10
5
0
Range 20-80
Gas
Coal
Nuclear
Coal-IGCC
Wind*
Solar*

* Site limited and excludes intermittency costs

While gasification has many attractive properties, it is still more costly relative to alternative ways of producing the same products. For example, electricity produced by the gasification of coal (without $CO_2$ capture) is about 13%[29] more costly than that from a conventional coal power plant. By comparison, if $CO_2$ capture were included, then a coal gasification plant could produce electricity at a cost 20% lower than a conventional coal-powered plant retrofitted for carbon capture and storage (CCS).[30] Clearly there are synergies between gasification and CCS technologies.

Further work is needed to both lower the costs and improve the reliability of gasification technology, and ExxonMobil researchers are evaluating the opportunities in this area. If successful, studies could result in a technology option that provides a level of both feed and product flexibility that no current process is able to offer.

### Advanced Nuclear

Nuclear energy has the potential to become an increasingly important option for meeting a growing portion of our long-term energy needs, specifically in the power generation sector.

Key barriers to increased use of nuclear today are cost, perceived safety risks and the lack of an acceptable solution to the long-term management of radioactive waste.

Research is continuing into advanced nuclear systems that are passively safe and offer the potential of significantly lower cost than current reactors. Systems with these safety features will have a very low likelihood of reactor core damage and address the problems that occurred at Three Mile Island and Chernobyl.[31]

Designs include advanced third-generation versions of conventional reactors, as well as fundamentally new designs such as the "pebble bed modular reactor." If successful, these designs could reduce the capital cost of nuclear power plants by 15 to 20% and thereby add another economically competitive option to our long-term energy supply portfolio. Addressing the long-term waste storage issue is largely a matter that will require extensive dialogue between governments, communities and industry to resolve.

### Technology Choice and $CO_2$ Emissions

If new technologies are to be applied to realize reductions in $CO_2$ emissions then it is important to understand the cost of various options in terms of dollars per tonne of $CO_2$ abated. Applying the lowest abatement cost options first will maximize impact while minimizing costs. European researchers in both the power and transportation industries have been working to quantify the abatement cost of technologies and their work is helpful in understanding the relative attractiveness of different options.[32]

The chart (Fig. 19) illustrates ranges of abatement costs for various power generation and transportation technologies. The lowest cost reductions in $CO_2$ are likely to be realized in the power generation sector. This is due in part to the fact that it is easier to deal with a few large point sources of $CO_2$ than millions of individual sources, such as vehicles. It is also important to note that continued R&D can have a significant impact on lowering the cost of $CO_2$ abatement as illustrated by the current and future biofuels ranges.

ExxonMobil is well positioned to participate in the implementation of the lowest cost options through our focus on natural gas resource development, our experience with carbon capture and storage and our support of breakthrough research.

**Fig. 19**

**The Cost of Reducing $CO_2$**
$CO_2$ abatement costs for different technology options
Dollars per tonne of $CO_2$ abated



400
300
200
100
0
Power Generation Options
Transportation Options
Conversion Coal to Nat. Gas
Carbon Capture/ Storage
Wind
Solar
Biofuels (current)
Biofuels (future)


Source: CONCAWE, European Climate Change Project

Although wind, solar, biofuels and nuclear all compete with fossil fuels as sources of primary energy, their contribution to the world's total energy demand is limited because they are more expensive than fossil fuels – and in the case of nuclear, by waste and disposal concerns. Technology advances and government policy will support rapid growth in alternative fuels, but they start from such a small base that their contribution to total energy supply will be modest well into the future. Their limited but growing contribution should be used in ways that make the greatest possible difference in $CO_2$ emissions.

While we recognize the risks of climate change, we also conclude that the world will continue to demand oil and gas for a majority of its primary energy supplies for many decades to come. This will be true even if governments continue to support alternative energy sources and limit greenhouse gas emissions. ExxonMobil is well positioned across a range of possible futures to conduct our operations competitively in a responsible and profitable manner.

**ExxonMobil's long-term perspective, disciplined approach to investment and focus on world-class operational performance explain why the company has continually delivered industry-leading returns, even through times of dramatic and unforeseen change.**

Fig. 20

**Sustained Competitive Advantage**
**5-year Rolling Average Return on Capital Employed****


Percent
20
15
10
5
0
ExxonMobil
Industry
Industry: Average of BP, CVX and RDS
2000
2001
2002
2003
2004

**Calculated on a consistent basis with ExxonMobil, based on public information.

In addition, our scale, geographic diversity and range of businesses provide a hedge that reduces sensitivity to changes in commodity prices, business cycles and local market conditions. Our financial and technology strength enables us to invest in any opportunity that meets our rigorous investment criteria.

These attributes, which we believe set us apart from our competitors, position us well to respond successfully to change, whether driven by markets, competitors or governments.

In response to rising environmental concerns, we anticipate more regulatory requirements than we face today. Uncertainty and risk is familiar territory in our industry, but we believe the way we manage our business puts us at an advantage over the competition in meeting new expectations.

**Investment discipline and long-term perspective**

The $200 billion industry investment required annually to meet growing demand for oil and gas through 2030 reflects not just the scale of demand, but also the fact that significant new resources are increasingly found in more remote areas and difficult environments.

Investment decisions can have long-term consequences. So we adopt a highly selective and disciplined approach to investment, which considers:

- political and technical risks, along with potential regulatory changes
- business and societal trends
- the resilience of investment opportunities over a range of economic scenarios

Regular, formal reviews enable us to evaluate emerging issues and plan accordingly.
Our objective is to seek out projects that:

- are profitable and sustainable over the long term
- are not reliant on government subsidies
- are consistent with our own scale and capabilities
- yield a well-balanced and diversified business
- do not compromise our high safety and environmental standards

Fig. 21

**Business Model**
ExxonMobil Approach


Disciplined Investment
Operational Excellence
Industry Leading Returns
Superior Cash Flow
Growth in Shareholder Value

We believe that the world's energy needs will be met through consistent investment strategies that are not driven by periodic swings in commodity prices. Our capital investments over the period 1995 through 2004 averaged $14 billion a year, although our annual earnings ranged from $8 billion to $25 billion over that period.

**A focus on operational excellence**

We apply the same rigor to our operations as we apply to our investments, via a wide range of proven management systems, including:

- **Standards of Business Conduct:** These 16 foundation policies and related procedures form the framework by which we operate around the globe – providing employees with principles for managing compliance with company standards.

- **Financial Controls:** Sound financial control is fundamental to our business model. Authority to approve business arrangements on behalf of our company is clearly assigned and delegated. Our System of Management Control (SMC) defines the principles, concepts and standards and our Control Integrity Management System (CIMS) provides common processes and tools for compliance with the SMC.

- **Project execution and appraisal:** Our disciplined approach continues from concept through start-up and ongoing operations. All projects are rigorously appraised after completion, and learnings are incorporated into future planning. These processes have earned ExxonMobil a reputation for excellence in project management and distinguish us from the competition. For example, in Africa and the Gulf of Mexico, ExxonMobil-operated projects have consistently started up on or ahead of schedule.

- **Operating Reliability:** Safely increasing plant reliability and availability while lowering total maintenance costs is the objective of our Reliability and Maintenance Management System. This program has been applied to all our refineries worldwide and has reduced the amount of time that units are down for maintenance by 40% and reduced maintenance costs by 30%.

- **Safety, Health and Environment:** At the core of our approach to safety, health, security and environment management is our Operations Integrity Management System (OIMS). This system fully meets the requirements of the International Standards Organization (ISO) 14001 benchmark and is used at every ExxonMobil facility. It is a disciplined management framework that enables us to track experiences, measure progress, plan future improvements and ensure management accountability. OIMS covers the collection and reporting of emissions data, including greenhouse gas emissions for all facilities.

**Fig. 22**

**OIMS' 11 Elements**


Operations
Driver
Evaluation
1. Management Leadership, Commitment and Accountability
2. Risk Assessment and Management
3. Facilities Design and Construction
4. Information and Documentation
5. Personnel and Training
6. Operations and Maintenance
7. Management of Change
8. Third-Party Services
9. Incident Investigation and Analysis
10. Community Awareness and Emergency Preparedness
11. Operations Integrity Assessment and Improvement

## 2004 OIMS assessment by Lloyd's

"It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with the intent and meet the requirements of the ISO 14001 Environmental Management Systems Standard."

"Deployment of the Operations Integrity Management System has contributed toward the overall improvement in the Corporation's environmental performance. At the locations visited, individuals at all levels demonstrated a high degree of personal commitment to OIMS implementation and environmental care. The integration of Environmental Business Plans into the annual planning cycle has strengthened the process for continual improvement of the Corporation's environmental performance."

- **Energy Efficiency:** As a major consumer of energy, energy efficiency is important to us. Our Global Energy Management System (GEMS), developed in the late 1990s, uses international best practices and benchmarking techniques to identify energy efficiency opportunities at all our facilities and promote continuous improvement. In 2004, we achieved record energy efficiency performance across our worldwide refining and chemicals businesses, improving by more than 3% over 2003. In fact, our rate of improvement in refining is significantly better than the historical industry average.

- **Environmental Business Planning:** Continuous improvement of environmental performance is the objective of our Environmental Business Planning (EBP) process, which integrates environmental improvement activities into annual operating plans at each of our facilities and businesses. This process includes assessment of potential regulatory changes affecting environmental aspects of our operations and systematic management of any consequent business impacts.

The management systems that underpin our business enable us to consistently deliver superior results in terms of financial, safety and environmental performance, while playing our part in meeting the world's growing energy needs.

# Summary

**Summary**

- Energy is vital to economic growth and progress.
- Global energy demand is expected to grow by 50% by 2030, driven mainly by rapidly growing economies in the developing world.
- Fossil fuels will remain predominant, with a growing role for natural gas.
- Greenhouse gas emissions will rise substantially, particularly as developing economies grow.
- ExxonMobil recognizes that the risk from climate change requires action, and we are taking action both to address our operational emissions and to promote more efficient use of our products.
- Policies to address climate change need to consider consequences not only for environmental risks but also for social and economic development, especially in developing countries.
- More widespread use now of existing efficient technologies in industrialized and developing countries offers significant potential to reduce greenhouse gas emissions growth.
- Over the next 25 years, technologies that enable expanded energy supplies, along with those that moderate energy demand via improved energy efficiency, will be critical to meeting the world's growing need for energy while managing greenhouse gas emissions.
- New energy sources, while they hold promise, require substantial technological advances to enable them to compete for a significant share of global energy supply – and the vast scale of the global energy business means that penetration of new technologies on a meaningful, global scale will take decades.
- Fundamental research is necessary to identify and develop viable technologies for the long term that allow energy demand to be met while dramatically reducing greenhouse gas emissions.
- Uncertainties about future climate-related policies will create issues for investors in global energy provision. However, we believe that ExxonMobil's well-proven, disciplined approach to investment and operational risks positions the company well to successfully manage this uncertainty, maintain our position as the technology leader in our industry and take advantage of attractive business opportunities that may emerge.

## References

1. World Bank, World Development Indicators, 2004

2. International Energy Agency (IEA), World Energy Outlook, 2004

3. EPA Fuel Economy Data: www.fueleconomy.gov

4. IEA, World Energy Outlook, 2005

5. Battelle Memorial Institute. 2001. A Global Energy Technology Strategy Project Addressing Climate Change: An Initial Report an International Public-Private Collaboration. Joint Global Change Research Institute, College Park, MD.

6. P. Bernstein, S. Tuladhar, and W. D. Montgomery, "Potential for Reducing Carbon Emissions from Non-Annex B Countries through Changes in Technology", forthcoming in Energy Economics

7. http://exxonmobil.com/corporate/Citizenship/Corp_citizenship_enviro_publications.asp

8. Carbon Dioxide Information Analysis Center: Trends Online: A Compendium of Data on Global Change. Oak Ridge National Laboratory, U. S. Department of Energy, Oak Ridge Tennessee. See http://cdiac.esd.ornl.gov/trends/trends.htm

9. Strategic Plan for the U.S. Climate Change Science Program, (U.S. Climate Change Science Program: Washington, DC, 2003)

10. Moberg, A., Sonechkin, D. M., Holmgren, K., Datsenko, N. M., and Karlen, W.: 2005, 'Highly variable Northern Hemisphere temperatures reconstructed from low- and high-resolution proxy data', Nature 433, 613-617; and Zachos, J., Pagani, M., Sloan, L., Thomas, E., and Billups, K.: 2001, 'Trends, rhythms, and aberrations in global climate 65 Ma to present', Science 292, 686-693.

11. Emission Scenarios, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2000)

12. Climate Change 2001: The Scientific Basis, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2001)

13. Climate Change Science: an Analysis of Some Key Questions, Committee on the Science of Climate Change, National Research Council, (National Academy Press: Washington, DC, 2001)

14. ExxonMobil Corporate Citizenship Report, 2001

15. EUCAR (European Council for Automotive R&D) predictions

16. http://gcep.stanford.edu/news/pressreleases.html

17. IPIECA Petroleum Industry GHG Reporting Guidelines, International Petroleum Industry Environmental Conservation Association, London UK, December 2003 (www.ipieca.org: see Climate Change Publications)

18. API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, American Petroleum Industry Institute, Washington DC, April 2001 (http://ghg.pi.org)

19. Duncan Austin and Amanda Sauer, Changing Oil; Emerging Environmental Risks and Shareholder Value in the Oil & Gas Industry, World Resources Institute, Washington, DC, 2002.

20. Carbon Dioxide Capture and Storage, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2005)

21. Herzog, H., Eliasson, B., and Kaarstad, O.: 2000, 'Capturing Greenhouse Gases', Scientific American 72-79.

22. The Hydrogen Economy: Opportunities, Costs, Barriers and R&D Needs, The National Academies Press, 2004

23. General Motors/Argonne National Laboratory: Well-to-Wheel Study, June 2001; General Motors/LBST: Well-to-Wheel Study, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003

24. Transport Fuels for the Future, CONCAWE presentation to the Inland Transport Committee Round Table, Geneva, February 2002

25. Biofuels for Transport – An International Perspective, International Energy Agency, 2004

26. Global Trends, 2015: A Dialogue about the Future with Non-government Experts, National Intelligence Council, 2000

27. The Energy Balance of Corn Ethanol: An Update, U.S. Department of Agriculture,Office of the Chief Economist, Office of Energy Policy and New Uses, Agricultural Economic Report No. 813

28. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005

29. CO2 Emissions Control and Mitigation, Technical Business Analysis, SFA Pacific, Inc. 2001

30. Ibid

31. Technology Roadmap for for Generation IV Nuclear Energy Systems, U.S. Department of Energy, 2002

32. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005. European Climate Change Program – Long Report, 2001

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com
February 2006

Printed entirely on recycled paper

SP-116

**Exxon Mobil Corporation**
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

**James Earl Parsons**
Counsel

ExxonMobil



February 22, 2006

**VIA NETWORK COURIER**
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Withdrawal of shareholder proposal regarding report on Kyoto compliance

Gentlemen and Ladies:

I refer to ExxonMobil's letters dated January 20 and February 3, 2006, requesting the staff's concurrence that the shareholder proposal referenced above could be excluded from the proxy material for the company's upcoming annual meeting under Rule 4a-8(i)(10).

Enclosed as Exhibit 1 are copies of correspondence from the lead filer and co-filers confirming that the shareholder proposal has been withdrawn. Exhibit 1 includes specific letters of withdrawal from the lead filer, the Sisters of St. Joseph of LaGrange, and one of the two co-filers, Trillium Asset Management Corporation. Also enclosed is documentation from the remaining co-filer, the Sisters of the Holy Spirit and Mary Immaculate, expressly authorizing the lead filer to withdraw the proposal on the co-filer's behalf. Accordingly, ExxonMobil also hereby withdraws its request for a no-action letter on this matter.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I enclose five additional copies of this letter and enclosure. A copy of this letter is also being sent to the proponent and co-proponents.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please call Lisa K. Bork at 972-444-1473.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Ms. Joellen Sbrissa, CSJ
Chairperson
Social Responsible Investments Committee
Sisters of St. Joseph of LaGrange
1515 West Ogden Avenue
LaGrange Park, IL 60526-1721
fax: 708-354-9573

Co-Proponents:

Ms. Shelley Alpern
Vice President
Director of Social Research & Advocacy
Trillium Asset Management Corporation
711 Atlantic Avenue
Boston, MA 02111-2809
fax: 617-482-6179

Sister Gabriella Lohan
General Treasurer
Sisters of the Holy Spirit and Mary Immaculate
301 Yucca Street
San Antonio, TX 78203-2399
fax: 210-533-3434

Sisters of St. Joseph of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.957

ebruary 21, 2006

enry H. Hubble
xxonMobil Corporation
59 Las Colinas Boulevard
ving, TX 75039-2298

ear Mr. Hubble,

hank you for the conversation that we had today regarding Exxon Mobil's report regarding "Tomorrow's nergy, A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options". We upport Fr. Michael Crosby idea that management and shareholders work together to develop objectives d benchmarks regarding greenhouse gas emission reductions and various forms of renewable energy. hese benchmarks can be used as a measurement tool to determine if Exxon Mobil and other energy ompanies are indeed doing all they can to bring about a safer environment.

s I have indicated in our conversation and as stated in the attached letter to the SEC we intend to ithdraw our resolution.

lease accept this letter as our formal withdrawal from the 2006 Exxon Mobil proxy statement our esolution regarding the Report for Kyoto compliance.

incerely,

oellen Sbrissa, CSJ
hairperson,
ocial Responsible Investments Committee

c: Interfaith Center on Corporate Responsibility

Sisters of St. Joseph of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.957

bruary 21, 2006

S. Securities and Exchange Commission
/ision of Corporation Finance
fice of Chief Counsel
0 F Street, N.E.
ashington, DC 20549

: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8
Omission of Exxon Mobil shareholder proposal requesting report on Kyoto compliance

entlemen and Ladies:

oon receiving from Exxon Mobil the report entitled: "Tomorrow's Energy", and subsequent conversation th the Company, I have indicated to the company that my understanding is that the SEC would rule in vor of the challenge by the company. Therefore it would seem appropriate to withdraw the resolution at we filed regarding a report for Kyoto compliance.

ncerely,

oellen Sbrissa, CSJ
hairperson,
ocial Responsible Investments Committee

: Henry H. Hubble, Exxon Mobil Corporation
Interfaith Center on Corporate Responsibility

| Post-it® Fax Note 7671 | Date 2/21/06 # of pages ▶ 1 |
| --- | --- |
| To D. Henry | From S. Gabrielle Loh |
| Co./Dept. | Co. SHSp |
| Phone # | Phone # 210-533-5149 |
| Fax # | Fax # |

**VIA FACSIMILE: 972-444-1505**

2-21-06

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a Kyoto compliance report, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Joellen Sbrissa as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Sister Gabriella Lohan

Sister Gabriella Lohan

**Trillium** ASSET MANAGEMENT
Trillium Asset Management Corporation
711 Atlantic Avenue • Boston, Massachusetts 02111-2809
tel 617-423-6655 fax 617-482-6179 toll-free 800-548-5684

*20 Years of Investing for a Better World*

February 21, 2006

RECEIVED
FEB 21 2006
H. H. HUBBLE

Henry Hubble
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Via fax (972-444-1199) and regular mail

Re: Shareholder proposal re compliance with Kyoto Protocol

Dear Henry:

On behalf of our client Michael R. Lazaraus, we are hereby withdrawing our shareholder proposal filed in coordination with the Sisters of St. Joseph of LaGrange, concerning ExxonMobil's plans to reduce GHG emissions in countries that have ratified the Kyoto Protocol.

If you have any questions, I can be reached at (617) 292-8026, x 248.

Regards,

Shelley Alpern

Shelley Alpern
Vice President
Director of Social Research & Advocacy

| Post-it® Fax Note 7671 | | Date 2/21/06 | # of pages ▶ 1 |
|---|---|---|---|
| To Henry Hubble | | From S. Alpern | |
| Co./Dept. XOM | | Co. | |
| Phone # | | Phone # 617-292-8026 | |
| Fax # 972-444-1199 | | Fax # x248 | |

Sisters of St. Joseph of LaGrange
1515 W. Ogden Ave. • LaGrange Park, IL • 60526-1721 • 708.354.9200 • fax 708.354.9573

February 21, 2006



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Securities Exchange Act of 1934 – Section 14(a); Rule 14a-8
Omission of Exxon Mobil shareholder proposal requesting report on Kyoto compliance

Gentlemen and Ladies:

Upon receiving from Exxon Mobil the report entitled: "Tomorrow's Energy", and subsequent conversation with the Company, I have indicated to the company that my understanding is that the SEC would rule in favor of the challenge by the company. Therefore it would seem appropriate to withdraw the resolution that we filed regarding a report for Kyoto compliance.

Sincerely,

Joellen Sbrissa, CSJ

Joellen Sbrissa, CSJ
Chairperson,
Social Responsible Investments Committee

cc: Henry H. Hubble, Exxon Mobil Corporation
Interfaith Center on Corporate Responsibility